November 1, 2012
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549-7010

RE:	Crane Co.
Form 10-K for the Year ended December 31, 2011 Filed February 27, 2012
Form 10-Q for the Quarter ended June 30, 2012 Filed August 3, 2012
File Number: 1-1657
Dear Mr. Decker:
In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarter ended June 30, 2012, we respectfully submit the following responses to the comments included in your letter of October 24, 2012. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter in italics.
We understand that you will be reviewing our responses and may have additional comments.  We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Application of Critical Accounting Policies, page 28
Asbestos Liability and Related Insurance Coverage and Receivable, page 30
1.Please enhance your critical accounting policy disclosure to further provide a qualitative and quantitative description of the material assumptions used to calculate your asbestos liabilities estimate. For example, we note your disclosure on page 53 that the most significant factors affecting the liability estimate are (1) the number of new mesothelioma claims filed, (2) the average settlement costs for mesothelioma claims, (3) the percentage of mesothelioma claims dismissed and (4) the aggregate defense costs incurred by you. In addition, provide a sensitivity analysis of the material assumptions used based upon reasonably likely changes to these assumptions. Refer to SEC Release No. 33-8040 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

RESPONSE:
We agree with the Staff that the disclosure of qualitative factors will provide material information for readers of the financial statements as cited in SEC Release No. 33-8040 and 501.14 of the SEC’s Codification of Financial Reporting Policies. As such, in future filings, and beginning with the Company’s Form 10-K, as suggested by the Staff, we will enhance our critical accounting policy disclosure as follows (subject to facts and circumstances enabling us to, in fact, continue to make such assertions), using the Company’s Form 10-K by way of example (we have underlined new disclosures for the convenience of the Staff):
Additional Disclosure
Asbestos Liability and Related Insurance Coverage and Receivable.  As of December 31, 2012, we had an aggregate asbestos liability of $XXX million. Estimation of our exposure for asbestos-related claims is subject to significant uncertainties, as there are multiple variables that can affect the timing, severity and quantity of claims and the manner of their resolution. We have retained the firm of Hamilton, Rabinovitz & Associates, Inc. (“HR&A”), a nationally recognized expert in the field, to assist management in estimating our asbestos liability in the tort system. HR&A reviews information provided by us concerning claims filed, settled and dismissed, amounts paid in settlements and relevant claim information such as the nature of the asbestos-related disease asserted by the claimant, the jurisdiction where filed and the time lag from filing to disposition of the claim. The methodology used by HR&A to project future asbestos costs is based largely on our experience during a base reference period of eleven quarterly periods (consisting of the two full preceding calendar years and three additional quarterly periods to the estimate date) for claims filed, settled and dismissed. Our experience is then compared to the results of widely used previously conducted epidemiological studies estimating the number of individuals likely to develop asbestos-related diseases. Using that information, HR&A estimates the number of future claims that would be filed against us through our forecast period and estimates the aggregate settlement or indemnity costs that would be incurred to resolve both pending and future claims based upon the average settlement costs by disease during the reference period. After discussions with us, HR&A augments our liability estimate for the costs of defending asbestos claims in the tort system using a forecast from us which is based upon discussions with our defense counsel. Based on this information, HR&A compiles an estimate of our asbestos liability for pending and future claims expected to be filed through the indicated forecast period. The most significant factors affecting the liability estimate are (1) the number of new mesothelioma claims filed against us, (2) the average settlement costs for mesothelioma claims, (3) the percentage of mesothelioma claims dismissed against us and (4) the aggregate defense costs incurred by us. These factors are interdependent, and no one factor predominates in determining the liability estimate. Although the methodology used by HR&A will also show claims and costs for periods subsequent to the indicated period (up to and including the endpoint of the epidemiological studies referred to above), management believes that the level of uncertainty regarding the various factors used in estimating future asbestos costs is too great to provide for reasonable estimation of the number of future claims, the nature of such claims or the cost to resolve them for years beyond the indicated estimate.

Through December 31, 2012, our actual experience during the updated reference period for mesothelioma claims filed and dismissed generally approximated the assumptions in our liability estimate. In addition to this claims experience, we considered additional quantitative and qualitative factors such as the nature of the aging of pending claims, significant appellate rulings and legislative developments, and their respective effects on expected future settlement values. Based on this evaluation, we determined that no change in the estimate was warranted for the period ended December 31, 2012. Nevertheless, if certain factors show a pattern of sustained increase or decrease, the liability could change materially; however, all the assumptions used in estimating the asbestos liability are interdependent and no single factor predominates in determining the liability estimate.
Sensitivity Analysis
We advise the Staff (and have added proposed language in the expanded disclosure provided above for your consideration) that there is a high level of complexity in providing a sensitivity analysis, as all the assumptions used in estimating the asbestos liability are interdependent and no single factor predominates in determining the asbestos liability estimate. Due to this interdependence, disclosing sensitivity analyses which change one assumption and keep the other assumptions constant in the model would not provide a meaningful analysis to the reader of the financial statements. We believe this is consistent with the objective of the disclosure of quantitative factors which is recommended and not required and should be disclosed only when it provides material information for investors as provided in Section 501.14 of the SEC’s Codification of Financial Reporting Policies. We respectfully submit that we believe that the disclosure of such quantitative information in the form of multiple scenario sensitivity analyses would increase the complexity of the disclosures and would not improve our critical accounting policy disclosure.

Item 8 – Financial Statements and Supplementary Data, page 32
Note 10 – Commitments and Contingencies, page 51
Asbestos Liability, page 52
2.Effective as of December 31, 2011, you have updated and extended your estimate of the asbestos liability, including the costs of settlement or indemnity payments and defense costs relating to currently pending claims and future claims projected to be filed against you through 2021. You disclose that you do not believe that any such amount can be reasonably estimated beyond 2021. Please provide us with further information to help us understand why you are unable to reasonably estimate the asbestos liability for pending claims and future claims to be filed beyond 2021.
RESPONSE:
We advise the Staff that, while it is probable that we will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, our ability to reasonably and reliably forecast beyond 2021 is limited by the periodic inflections in the asbestos litigation environment. Over the last two decades, asbestos filings by plaintiffs in the tort system have fluctuated significantly in response to external events. These asbestos filing increases and decreases can be traced to specific events at certain periods of time, although in many cases only on a lag and with the benefit of hindsight. The asbestos litigation environment has changed markedly every few years and it is difficult to find long periods of stability (generally changing every four to five years). The discontinuity in the asbestos litigation environment has caused fluctuations in asbestos filings and illustrates that filings have not remained steady for any significant period of time historically. This fact demonstrates the uncertainty inherent in forecasting future filings that inhibits our ability to predict out further or for a longer period of time as it is not unlikely that there will be changes in the years ahead. The only certainty is that there will be more change in the future. In consideration of the four to five year periods of stability and the high level of uncertainty in the asbestos litigation environment, we extended the asbestos liability estimate four years, from 2017 to 2021.
In 2011, we saw a convergence of many factors, including sustainable trends in key metrics which enable us to estimate additional liability for pending and future claims filed through 2021. Through September 30, 2012, our experience approximated the assumptions in the asbestos liability estimate. However, there have been certain developments in 2012 including appellate court opinions, trial verdicts, and administrative changes in key jurisdictions, which could alter the landscape of future asbestos litigation, similar to developments we have noted in prior years. The impact of these developments on our settlement values and disease mix in the future is currently unknown. We are closely monitoring these developments, but without the benefit of time to understand their effect on our assumptions, we are unable to reliably or reasonably estimate additional liability for pending claims and future claims to be filed beyond 2021.
In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company's filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7277.

Respectfully,

Andrew L. Krawitt
Principal Financial Officer

Copy to:
Jeffery Gordon, Division of Corporation Finance

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